EXHIBIT 12.1
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2011(a)	2010	2009	2008	2007
	(in millions except ratio)
Earnings:
(Loss)/Income from continuing operations before income tax	$(646)	$753	$1,669	$1,766	$933
Net loss attributable to noncontrolling interest	—	(1)	(1)	—	—
Less:
Distributions and equity in earnings of unconsolidated affiliates	9	(19)	(41)	(44)	(33)
Impairment charge on equity method investment	495	—	—	—	—
Capitalized interest	(80)	(36)	(37)	(45)	(11)
Add:
Fixed charges	931	678	703	634	715
Amortization of capitalized interest	7	4	3	1	—
Total Earnings:	$716	$1,379	$2,296	$2,312	$1,604

Fixed Charges:
Interest expense	$808	$600	$610	$546	$657
Interest capitalized	80	36	37	45	11
Amortization of debt issuance costs	26	25	31	22	26
Amortization of debt discount	6	7	13	15	19
Approximation of interest in rental expense	11	10	12	6	2
Total Fixed Charges:	$931	$678	$703	$634	$715
Ratio of Earnings to Combined Fixed Charges	0.77	2.03	3.27	3.65	2.24

(a)	The ratio coverage for the year ended December 31, 2011 was less than 1:1. NRG would have needed to generate additional earnings of $215 million to achieve a ratio coverage of 1:1.